UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

AVALANCHE BIOTECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05337G107

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05337G107	Schedule 13G	Page 1 of 9

1	NAMES OF REPORTING PERSONS Thomas W. Chalberg, Jr., Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 790,988
	6	SHARED VOTING POWER 413
	7	SOLE DISPOSITIVE POWER 790,988
	8	SHARED DISPOSITIVE POWER 413
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 791,401
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18%*
12	TYPE OF REPORTING PERSON IN

*	Percentage ownership is based on 24,839,674 shares of Common Stock of Avalanche Biotechnologies, Inc. (the “Company”) outstanding as reported on the Company’s prospectus filed on January 9, 2015.

CUSIP No. 05337G107	Schedule 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS Thomas W. Chalberg 2014 Grantor Retained Annuity Trust under agreement dated April 30, 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 420,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 420,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.69%*
12	TYPE OF REPORTING PERSON OO

*	Percentage ownership is based on 24,839,674 shares of Common Stock of the Company outstanding as reported on the Company’s prospectus filed on January 9, 2015.

CUSIP No. 05337G107	Schedule 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS Stefanie R. Chalberg 2014 Grantor Retained Annuity Trust under agreement Dated April 30, 2014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 420,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 420,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.69%*
12	TYPE OF REPORTING PERSON OO

*	Percentage ownership is based on 24,839,674 shares of Common Stock of the Company outstanding as reported on the Company’s prospectus filed on January 9, 2015.

CUSIP No. 05337G107	Schedule 13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS The 2009 Chalberg Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 413
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 413
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%*
12	TYPE OF REPORTING PERSON OO

*	Percentage ownership is based on 24,839,674 shares of Common Stock of the Company outstanding as reported on the Company’s prospectus filed on January 9, 2015.

CUSIP No. 05337G107	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Avalanche Biotechnologies, Inc. (the “Company”)

(b)    Address of Issuer’s Principal Executive Offices:

1035 O’Brien Drive, Suite A

Menlo Park, CA 94025

ITEM 2.	(a) Name of Person Filing:

This statement is filed by:

(i)	Thomas W. Chalberg, Jr., Ph.D., an individual (“Dr. Chalberg”);

(ii)	Thomas W. Chalberg 2014 Grantor Retained Annuity Trust under agreement dated April 30, 2014 (“GRAT I”);

(iii)	Stefanie R. Chalberg 2014 Grantor Retained Annuity Trust under agreement Dated April 30, 2014 (“GRAT II”); and

(iv)	The 2009 Chalberg Family Trust (the “Trust”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)    Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o Avalanche Biotechnologies, Inc., 1035 O’Brien Drive, Suite A, Menlo Park, CA 94025.

(c)    Citizenship of each Reporting Person is:

GRAT I, GRAT II and the Trust are each organized under the laws of the State of California. Dr. Chalberg is a United States citizen.

(d)    Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

(e)    CUSIP Number:

05337G107

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

CUSIP No. 05337G107	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership

(a) Amount Beneficially Owned:

Dr. Chalberg directly owns 370,988 shares of Common Stock of the Company. Dr. Chalberg also indirectly holds 420,000 shares of Common Stock of the Company through GRAT I, and shares voting and investment power over 413 shares owned by the Trust.

GRAT I directly owns 420,000 shares of Common Stock of the Company.

GRAT II directly owns 420,000 shares of Common Stock of the Company.

The Trust directly owns 413 shares of Common Stock of the Company.

Dr. Chalberg is a member of the board of directors of the Company.

(b) Percent of Class:

See Item 11 of the cover pages with respect to each reporting person. The percentage of beneficial ownership is based on 24,839,674 shares outstanding as of January 2, 2015, as reported by the Company in its prospectus filed on January 9, 2015.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the cover pages with respect to each reporting person.

(ii) Shared power to vote or direct the vote:

See Item 6 of the cover pages with respect to each reporting person.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of the cover pages with respect to each reporting person.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of the cover pages with respect to each reporting person.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 05337G107	Schedule 13G	Page 7 of 9

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Another person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by GRAT II.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

THOMAS W. CHALBERG, JR., PH.D.

By:	/s/ Tom Chalberg
Name:	Thomas W. Chalberg

THOMAS W. CHALBERG 2014 GRANTOR RETAINED ANNUITY TRUST UNDER AGREEMENT DATED APRIL 30, 2014

By:	/s/ Tom Chalberg
Name:	Thomas W. Chalberg
Title:	Trustee

STEFANIE R. CHALBERG 2014 GRANTOR RETAINED ANNUITY TRUST UNDER AGREEMENT DATED APRIL 30, 2014

By:	/s/ Stefanie R. Chalberg
Name:	Stefanie R. Chalberg
Title:	Trustee

THE 2009 CHALBERG FAMILY TRUST

By:	/s/ Tom Chalberg
Name:	Thomas W. Chalberg
Title:	Trustee

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement